

February 16, 2011

Sean B. O'Connor
Vice President, Chief Financial Officer, Secretary and Treasurer
LeCroy Corporation
700 Chestnut Ridge Road
Chestnut Ridge, NY 10977

> **Re: LeCroy Corporation**
> **Form 10-K for the fiscal year ended July 3, 2010**
> **Filed September 8, 2010**
> **File No. 000-26634**

Dear Mr. O'Connor:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief